Exhibit 8.1

List of Subsidiaries

Name of the Company	Country of Incorporation
Safescrypt Limited	India
IndiaWorld Communications Limited	India
Sify Networks Private Limited	India
Sify International Inc.	USA

All the above companies are 100% subsidiaries of Sify, i.e., Sify owns 100% of the stock and controls 100% of the voting power in the above companies.